SURETY FINANCIAL SERVICES, INC.
STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2015

ASSETS

Cash and cash equivalents	$	97,571
Accounts receivable- broker dealers		8,218
Property and equipment, net of accumulated depreciation of $117,070		-
Total Assets		105,789

LIABILITIES AND STOCKHOLDER'S EQUITY

LIABILITIES		
Accrued liabilities		9,682
Total Liabilities		9,682
STOCKHOLDER'S EQUITY		96,107
Total Liabilities and Stockholder's Equity	$	105,789

See accompanying notes